Exhibit 1.01

ZIMMER BIOMET HOLDINGS, INC.

Conflict Minerals Report

For the Reporting Period from January 1, 2015 to December 31, 2015

This Conflict Minerals Report (this “Report”) of Zimmer Biomet Holdings, Inc. (“Zimmer Biomet,” the “Company,” “we,” “our” or “us”) has been prepared pursuant to Rule 13p-1 and Form SD (collectively, the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2015 to December 31, 2015.

The Rule imposes certain reporting obligations on Securities and Exchange Commission (“SEC”) registrants whose products contain cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten (collectively, “conflict minerals”) that are necessary to the functionality or production of their products (such minerals are referred to as “necessary conflict minerals”). For products which contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country. If, based on such inquiry, the registrant knows or has reason to believe that any of the necessary conflict minerals contained in its products originated or may have originated in the DRC or an adjoining country and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence on the source and chain of custody of the necessary conflict minerals contained in those products.

Pursuant to SEC guidance issued April 29, 2014 and the SEC order issued May 2, 2014, we are not required to describe any of our products as “DRC conflict free” or “having not been found to be ‘DRC conflict free,’” and, therefore, we make no conclusion in this regard in this Report. Furthermore, given that we have not voluntarily elected to describe any of our products as “DRC conflict free,” an independent private sector audit of this Report has not been conducted.

Company and Products Overview

We are a global leader in the design, manufacture and marketing of orthopaedic reconstructive products; sports medicine, biologics, extremities and trauma products; spine, bone healing, craniomaxillofacial (“CMF”) and thoracic products; dental implants; and related surgical products. Our products and solutions help treat patients suffering from disorders of, or injuries to, bones, joints or supporting soft tissues. Our primary customers include orthopaedic surgeons, neurosurgeons, oral surgeons and other specialists, dentists, hospitals, stocking distributors, healthcare dealers and, in their capacity as agents, healthcare purchasing organizations or buying groups, making Zimmer Biomet the final step in the supply chain prior to these products reaching the end customer.

Our orthopaedic reconstructive devices include knee and hip implants that are used to replace joints that have deteriorated as a result of disease (principally osteoarthritis) or injury. Our sports medicine products are designed primarily for the repair of soft tissue injuries and are most commonly used in knee and shoulder procedures. Our biologics products are used as early intervention solutions for joint preservation or to support surgical procedures. Our foot and ankle and extremities products are designed to treat arthritic conditions and fractures in the foot, ankle, shoulder, elbow and wrist. Our CMF and thoracic products include face and skull reconstruction products as well as products that fixate and stabilize the bones of the chest in order to facilitate healing or reconstruction after open heart surgery, trauma or for deformities of the chest. Our spine products include pedicle screw, cervical plate and fixation systems. Our trauma products include internal fixation devices, such as plates, screws, nails, wires and pins, as well as external fixation systems. Our dental products include dental reconstructive implants and dental prosthetic and regenerative products. Our surgical products include tourniquet systems, wound debridement devices, fluid waste management systems and surgical power systems.

Reasonable Country of Origin Inquiry

Our reasonable country of origin inquiry is discussed in the Specialized Disclosure Report on Form SD to which this Report is attached as an exhibit.

Due Diligence Framework

We designed our due diligence measures to be in conformity, in all material respects, with the internationally recognized due diligence framework as set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and related supplements for gold and for tin, tantalum and tungsten.

Due Diligence Measures Undertaken

We are a downstream consumer of necessary conflict minerals. In most cases, there are several third parties in the supply chain between the original source of these minerals and us. We do not purchase necessary conflict minerals directly from mines, smelters or refiners; therefore, we rely on our suppliers to provide information regarding the origin of these minerals. We believe smelters and refiners are best situated to identify the sources of conflict minerals, and, therefore, we have taken steps to identify the smelters and refiners of necessary conflict minerals in our supply chain.

Step 1: Establish company management systems

We undertook the following measures to establish management systems to address compliance with the Rule:

•	Established a cross-functional conflict minerals project team to direct the overall efforts of our conflict minerals compliance program.

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Adopted a policy statement on conflict minerals, communicated it to suppliers and published it on our Company’s website at www.zimmerbiomet.com (in the “Investor Relations” section under the “Corporate Governance” caption and the “Corporate Governance Overview” sub-caption). Our policy statement provides, among other things, that we expect our suppliers to source conflict minerals from socially responsible sub-tier suppliers and manufacturers and to undertake reasonable due diligence within their supply chains to determine the origin of the conflict minerals contained in materials and products supplied to us.

•	Reinforced our expectations of our suppliers with the adoption in 2015 of the Zimmer Biomet Code of Supplier Conduct, available at www.zimmer.com/sourcing.html, which sets forth important legal, ethical, behavioral and other requirements for our suppliers, including our policy statement on conflict minerals.

•	Developed a grievance mechanism to allow parties to contact us with conflict minerals-related questions or concerns via email at conflictminerals@zimmerbiomet.com or via our Corporate Compliance Hotline website (https://zimmer.alertline.com/gcs/welcome).

•	Engaged with suppliers, including notifying them in writing that we are subject to disclosure obligations under the Rule relating to the sources of necessary conflict minerals used in our products, that we must collect important supply chain data from them and that we expect their cooperation in providing such information in a timely manner.

•	Leveraged materials, including a Conflict Minerals Reporting Template, created by the Electronics Industry Citizenship Coalition (“EICC”) and the Global eSustainability Initiative (“GeSI”) and made available through the Conflict-Free Sourcing Initiative, which supports the responsible sourcing of minerals through the Conflict-Free Smelter Program.

•	Included updated terms and conditions in supplier contracts that address suppliers’ obligations to provide us with information pertaining to the origin of any necessary conflict minerals in materials or components supplied to us.

•	Provided suppliers with training and links to educational websites related to conflict minerals.

Step 2: Identify and assess risks in the supply chain

We took the following measures to identify risks in our supply chain:

•	Surveyed suppliers providing materials or components necessary to the production and/or functionality of our products. Suppliers were asked to provide information based on the EICC/GeSI Conflict Minerals Reporting Template through the use of iPoint’s Conflict Minerals Platform. This survey was sent to more than 370 suppliers globally.

•	Conducted several training sessions for suppliers on the use of iPoint’s Conflict Minerals Platform.

•	Reviewed and assessed survey responses. We followed up with suppliers whose responses were incomplete or appeared to report inconsistent information.

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When a supplier response stated that conflict minerals were sourced from the DRC or an adjoining country and identified the smelter involved, we compared the identified smelter (even though the supplier had not confirmed that the conflict minerals were used in the materials supplied to us) against the list of conflict-free smelters published by the

Conflict-Free Sourcing Initiative, to confirm the smelter or refiner in question was identified as having systems in place to assure sourcing of only conflict-free materials, as verified by an independent third-party audit under the Conflict-Free Smelter Program.

Step 3: Design and implement a strategy to respond to identified risks

We designed and implemented strategies to respond to identified risks, including the following:

•	Where applicable, we sent follow-up communications to suppliers that provided incomplete or inconsistent survey responses. We requested suppliers submitting letters of conflict “status” to complete our survey to collect additional relevant information.

•	Suppliers who received one of these follow-up communications were directed to our policy statement on conflict minerals, as well as conflict minerals training and education materials. Suppliers were asked to review the materials and provide updated information in a timely manner.

•	Suppliers who did not respond to our initial survey were sent escalation communications requesting that they respond to the survey and provide the requested information. Several unresponsive suppliers were engaged directly by our Sourcing personnel to advise them to complete our requested survey to the best of their ability.

Step 4: Carry out independent third-party audit of smelter/refiner due diligence practices

As previously noted, we are a downstream consumer of the necessary conflict minerals in our products and are many steps removed from smelters and refiners who provide minerals and ores. As such, we do not perform or direct audits of smelters and refiners within the supply chain. Our due diligence efforts rely on cross-industry initiatives to conduct smelter and refiner due diligence and independent third-party audits, such as those led by the EICC and GESI, including the Conflict-Free Smelter Program.

Step 5: Report annually on supply chain due diligence

A copy of our Specialized Disclosure Report on Form SD, along with a copy of this Conflict Minerals Report, which is attached to the Form SD as Exhibit 1.01, is available on our website at www.zimmerbiomet.com (in the “Investor Relations” section under the “Financial Information” caption and “SEC Filings” sub-caption).

Due Diligence Results

We surveyed more than 370 suppliers globally that we identified may contribute necessary conflict minerals to our products. The survey response rate was approximately 67% for 2015. Of the suppliers who responded, approximately 75% reported that conflict minerals are not intentionally added to their products, are not necessary to the production of their products and are not contained in the finished products that they manufacture or contract to manufacture. With respect to the remaining survey respondents, the large majority of suppliers who responded provided data at a company, division or product category level and/or were unable to specify the smelters or refiners that processed conflict minerals in materials or components supplied to us.

With respect to the 22 supplier responses that we received that stated that the supplier sourced conflict minerals from the DRC or an adjoining country from other than scrap or recycled sources and identified the smelters involved, all such responses provided data at a company (supplier-wide) level. As a result, we were not able to determine whether the specific conflict minerals from such suppliers that were sourced from the DRC or an adjoining country were included in components or materials we obtained from the suppliers and used in our products.

With respect to the seven supplier responses that we received that stated that the data provided was specific to materials or components supplied to us, four reported that the materials or components supplied to us did not contain conflict minerals, one reported that the materials or components supplied to us contained conflict minerals solely from scrap or recycled sources, and two reported that the materials or components supplied to us contained conflict minerals that were not sourced from the DRC or an adjoining country. The smelters identified by these suppliers are listed below; all appear on the Conflict-Free Sourcing Initiative’s (“CFSI”) list of conflict-free smelters.

Metal	Smelter Name	Smelter Country	CFSI Smelter Identification	Conflict-Free Certified?
Tantalum	Plansee SE Liezen	Austria	CID002540	Yes
Tantalum	H.C. Starck Inc.	United States	CID002548	Yes
Tantalum	Zhuzhou Cemented Carbide	China	CID002232	Yes
Tungsten	Xiamen Tungsten Co., Ltd.	China	CID002082	Yes

Efforts to Determine the Mine or Location of Origin

As described above, we are a downstream consumer of necessary conflict minerals. In most cases, there are several third parties in the supply chain between the original source of these minerals and us. Further, the large majority of suppliers who responded to our survey provided data at a company, division or product category level. Where responses were received specific to materials or components supplied to us that contained conflict minerals from other than scrap or recycled sources, only smelter location, as shown above, was provided by the supplier. No mine information was available. As a result, we were unable to determine which facilities were used to process the necessary conflict minerals specific to our products. Similarly, we were unable to determine the country of origin of the necessary conflict minerals specific to our products. Our due diligence process, described above, reflects our efforts to determine with the greatest specificity the mines or location of origin of the conflict minerals necessary to the functionality or production of products we manufacture or contract to manufacture. We have not identified smelters in our supply chain sourcing from the DRC or adjoining countries that can be traced specifically to our products.

Continuous Improvement Efforts to Mitigate Risk

Due to the complexity of our global supply chain and consistent with our efforts toward continuous improvement, in 2015 we engaged iPoint to assist us in collecting, managing, and aggregating conflict minerals information. Going forward, we expect to take the following additional steps, among others, to improve our due diligence measures and to further mitigate the risk that necessary conflict minerals contained in our products may finance or benefit armed groups in the DRC or adjoining countries:

•	Continue to educate our direct suppliers about our reporting obligations related to conflict minerals, and continue to provide our direct suppliers with training and educational materials and website links that they may provide to their own suppliers.

•	Continue to encourage our direct suppliers to implement responsible sourcing and ask them to encourage smelters and refiners to become certified as conflict free.

Independent Private Sector Audit

Not applicable.